170 South Virginia Street, Suite 201

Reno, NV 89501

April 12, 2013

Via EDGAR Transmission and E-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Luna Bloom

Re:	Unwired Planet, Inc.: Registration Statement on Form S-3 filed March 11, 2013 (File No. 333-187176)

Dear Ms. Bloom:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Unwired Planet, Inc. (the “Registrant”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement on Form S-3 so that it may become effective at 4:30 p.m. (Washington, DC time) on Tuesday, April 16, 2013, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Jacqueline Mercier of Goodwin Procter LLP at (617) 570-1762.

Sincerely,

Unwired Planet, Inc.

By:	/s/ Eric Vetter
Name: Eric Vetter Title: Chief Financial Officer

cc:	Jan Woo, U.S. Securities and Exchange Commission
Barbara C. Jacobs, U.S. Securities and Exchange Commission
Michael Mulica, Unwired Planet, Inc.
Joseph L. Johnson III, Esq., Goodwin Procter LLP (by email)
Brian C. McPeake, Esq., Goodwin Procter LLP (by email)
Thomas Levato, Esq., Goodwin Procter LLP (by email)
Jacqueline Mercier, Esq., Goodwin Procter LLP (by email)